CHARLES J. BAIR (858) 550-6142 cbair@cooley.com	VIA FEDEX AND EDGAR

July 26, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C.  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	Metabasis Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2007
File No. 0-50785

Dear Mr. Rosenberg:

We are writing on behalf of our client, Metabasis Therapeutics, Inc. (the “Company”), in response to comments received from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by letter dated June 29, 2007 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 ( the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (the “Form 10-Q”) filed with the Commission on March 13, 2007 and May 4, 2007, respectively.  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States Securities and Exchange Commission July 26, 2007 Page Two

Staff Comments and Company Responses

Form 10-K for the fiscal year ended December 31, 2006

Notes to Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

Warrants, page F-16

1.                                       You disclose that your warrants are generally required to be settled in cash, but under rare and certain circumstances, such as in a default of funding by the investor, may require the Company to repurchase common stock obtained through the exercise of the warrant.  It is unclear whether your use of “settled in cash” is a net cash or physical settlement.  It is also unclear why you would be required to repurchase the common stock underlying a warrant exercise if the investor, presumably the warrant holder, defaults on funding its obligations or why you would have issued common stock to this investor if it did not pay the exercise proceeds.  Please provide us in a disclosure-type format revised disclosure that clearly indicates:

a.               whether your warrants provide for physical settlement, net-share settlement or net-cash settlement;

b.              what funding obligations are subject to the default provisions triggering your obligation to repurchase common stock;

c.               the business purpose for being obligated to reacquire your common stock if an investor defaults on its obligation to contribute funds to you; and

d.              your accounting for the repurchase obligation or any net-cash settlement feature.

In addition, please separately reference for us the authoritative literature you rely upon to support your accounting.

The Company acknowledges the Staff’s comment and respectfully submits the following clarification regarding the Company’s disclosure of its accounting policy for warrants. All outstanding warrants only permit exercise of the warrant via physical settlement or net-share settlement (there are no provisions within the warrants that permit a net-cash settlement). One warrant was issued to an investor in connection with a stock purchase agreement which provides that the investor is obligated to fund the Company through purchases of newly-issued shares of the Company’s common stock, at the Company’s election and subject to specified terms and conditions. In the event the investor does not meet its obligation to purchase such shares in accordance with the terms of the stock purchase agreement when the Company so elects, the Company retains the right, but is not obligated, to exercise one or more of the following options:

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United States Securities and Exchange Commission July 26, 2007 Page Three

•                  demand the surrender of the warrant or any remaining portion thereof,

•                  repurchase some or all of the common stock still held by the investor that was previously issued to the investor upon proper exercise of the warrant, or

•                  receive a cash payment equal to any profit obtained by the investor in connection with the resale of common stock previously issued to the investor upon proper exercise of the warrant.

As noted, the Company is not obligated to repurchase shares of its common stock under this agreement but may elect to do so.

The Company considered the guidance of Statement of Financial Accounting Standards, or SFAS, No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, to determine if the fair value of the warrant is to be recorded as a liability or in equity. The Company considered all criteria and concluded that although the warrants may be settled on a net-share basis, the change in the monetary value of the warrants when settled on such a basis positively correlates with changes in the value of the Company’s stock and therefore does not qualify as a liability under SFAS No. 150. The Company considered the guidance of Emerging Issues Task Force, or EITF, Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock, to evaluate the classification criteria of freestanding derivative financial instruments as equity. The warrant issued in connection with the stock purchase agreement described above met the criteria within EITF Issue No. 00-19 to qualify for permanent equity accounting.

The Company will revise its disclosure in future filings as follows:

“The Company has issued warrants to purchase its shares of common stock in connection with financing arrangements. Generally, the warrants have been provided as additional consideration to an investor for the purchase of the Company’s common stock, or the commitment to purchase common stock in the future, through a structured offering. The terms of the warrants vary, but generally include an exercise price equal to a specific premium over the value of the common stock at the time of the warrant issuance. The warrant holder may elect to exercise the warrants by physical settlement or net-share settlement.

The Company accounts for these financial instruments in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and if and when applicable, EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock. Where the instrument qualifies as a freestanding financial instrument and does not represent an obligation or where the monetary value of the instrument changes in the same direction as the shares of common stock, the Company will assess the terms of the instrument against the criteria within EITF Issue No. 00-19 to determine the appropriate

4401 Eastgate Mall, San Diego, CA 92121  T: (858) 550-6000  F: (858) 550-6420  www.cooley.com

United States Securities and Exchange Commission July 26, 2007 Page Four

classification as equity or a liability. As of December 31, 2006, all warrants issued are classified as equity.”

Exhibits 31:  Certifications

2.                                       Please represent to us that in future periodic filings you will provide the wording of the certifications exactly as presented in item 601(b)(31) of Regulation S-K.  In this regard, your most recent certifications include the adjectives “annual” and “quarterly” when identifying the report covered by the certifications.  Please remove these adjectives in future filings.

The Company acknowledges the Staff’s comment and represents that, in future periodic filings, the Company will provide the wording of the subject certifications exactly as presented in item 601(b)(31) of Regulation S-K and will remove the adjectives “annual” and “quarterly” when identifying the report covered by such certifications.

Form 10-Q for the quarterly period ended March 31, 2007

Notes to Financial Statements

Note 5.  Collaborative Research and Development Agreement, page 8

3.                                       You disclose the receipt of a $1.8 million non-refundable license fee related to the assignment of a license for pradefovir from Valeant Pharmaceuticals to Schering-Plough.  In MD&A you indicate that you recognized this license fee immediately, presumably in accordance with your revenue recognition policy when you have no continuing involvement or no future performance obligations.  Please explain to us how the obligation of Sections 2.4 and 5.1 of your Amended and Restated Development and License Agreement with Schering Corporation, filed as Exhibit 10.19 to your 2006 Form 10-K, do not represent future performance obligations requiring the deferral of the up-front license fee over the life of your agreement.  In this regard, it appears that Section 2.4(b) of the agreement requires you to continue to provide updated information on the Licensed Technology and to provide reasonable assistance to Schering in connection with understanding and using this information.  It appears that Section 5.1 requires you to participate in a Development Steering Committee.  Please reference the authoritative literature you rely upon to support your accounting.

The Company acknowledges the Staff’s comment and respectfully submits that the Company delivered all materials, information and assistance required by Sections 2.4(a) and 2.4(b) of the Amended and Restated Development and License Agreement between the Company and Schering, dated December 13, 2006, or the Agreement, within the first quarter of 2007. Specifically, the ongoing obligation to disclose and provide to Schering additional licensed technology refers to the Company’s HepDirect technology used in connection with the development of pradefovir. The HepDirect technology is a mechanism to target drugs to the liver. The Company delivered the know-how, assistance and other information related to the HepDirect technology to Schering within

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United States Securities and Exchange Commission July 26, 2007 Page Five

the first quarter of 2007. While it would be required to disclose future development and additions to its HepDirect technology during the term of the Agreement, the Company is not currently further developing or adding to the HepDirect technology as it relates to pradefovir, and does not anticipate any further development of its HepDirect technology as it relates to pradefovir during the term of the Agreement.

Consequently, the Company does not consider the requirement to submit information on the HepDirect technology to be a significant obligation under the Agreement. Furthermore, failure to deliver such information does not result in Schering receiving any refund from the Company, nor will it affect the continuation of the clinical trials and commercialization of pradefovir.  Since there are no monetary damages assessed to the Company for lack of delivery of information for the remainder of the term of the Agreement, the Company concluded that this was not a substantive deliverable for purposes of determining the appropriate accounting for amounts received from Schering under the Agreement in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

In accordance with Section 5.1 of the Agreement, the parties established a four person Development Steering Committee, or DSC, to oversee the conduct and progress of Schering’s development and commercialization of pradefovir. Fundamentally, this committee was established only for governance and information sharing purposes between the two companies. The governance and information sharing aspects of the DSC was important to the Company primarily so that it would be timely informed of the achievement of milestones and changes to the development plans.

The Agreement provides that the DSC has the general responsibility for monitoring the development of pradefovir, and while Schering will in good faith consider all reasonable suggestions made by the Company at the DSC concerning the development of pradefovir, all development efforts and activities are the responsibility of Schering and are at Schering’s sole discretion and expense.

The DSC includes two members each from both the Company and Schering and is chaired by a Schering representative.  The Agreement provides for the DSC to meet at least once every six months, but meetings may vary as the parties mutually deem appropriate. The Company has no financial responsibility as a part of the DSC, except for its own out-of-pocket costs to attend the meetings (phone, travel, etc.). While there are an equal number of participants representing each company on the DSC, the Agreement provides that Schering has the decision making authority with respect to all matters related to pradefovir and all final decisions and authority over the development plan reside with Schering.

Section 5.1(d) of the Agreement provides that the DSC will exist until the approval of a product by the relevant approval authority is obtained in the United States and the European major market, unless otherwise agreed to by the parties.

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United States Securities and Exchange Commission July 26, 2007 Page Six

The Company does not consider the DSC participation requirement to be a significant obligation under the Agreement since under the Agreement failure to participate in the DSC would not result in Schering receiving any refund from the Company, nor would it affect the continuation of the clinical trials and commercialization of pradefovir.  Since there are no monetary damages assessed to the Company for lack of participation in the DSC or other penalties for non-participation, the Company concluded that this was not a substantive deliverable for purposes of determining the appropriate accounting for amounts received from Schering under the Agreement in accordance with EITF Issue No. 00-21.

In July 2007, the Company was notified by Schering of its intent to terminate the aforementioned Agreement and return all rights of pradefovir to the Company. Schering has ceased all development efforts related to pradefovir.

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 550-6142.

Sincerely,

Cooley Godward Kronish LLP

/s/ Charles J. Bair

Charles J. Bair

cc:                                 Mark Brunhofer, Senior Staff Accountant
David F. Hale, Metabasis Therapeutics, Inc.
Paul K. Laikind, Ph.D., Metabasis Therapeutics, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Jason L. Kent, Esq., Cooley Godward Kronish LLP
John W. Beck, C.P.A., Metabasis Therapeutics, Inc.
Douglas A. Regnier, C.P.A., Ernst & Young LLP

4401 Eastgate Mall, San Diego, CA 92121  T: (858) 550-6000  F: (858) 550-6420  www.cooley.com